Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenue
Premiums
Gross	$3,758	$3,709	$7,396	$7,117
Less: Ceded	1,386	1,335	2,796	2,710
Net	2,372	2,374	4,600	4,407
Net investment income (loss):
Interest and other investment income	976	1,272	2,465	2,509
Change in fair value through profit or loss assets and liabilities (Note 5)	1,814	(3,356)	3,434	(3,704)
Net gains (losses) on available-for-sale assets	48	36	105	60
Net investment income (loss)	2,838	(2,048)	6,004	(1,135)
Fee income	1,105	892	2,171	1,736
Total revenue	6,315	1,218	12,775	5,008

Benefits and expenses
Gross claims and benefits paid (Note 7)	3,136	3,047	6,339	5,958
Increase (decrease) in insurance contract liabilities (Note 7)	2,368	(2,555)	4,597	(2,333)
Decrease (increase) in reinsurance assets (Note 7)	(166)	(76)	(112)	(183)
Increase (decrease) in investment contract liabilities (Note 7)	25	16	56	32
Reinsurance expenses (recoveries) (Note 8)	(1,351)	(1,285)	(2,676)	(2,543)
Commissions	465	407	905	796
Net transfer to (from) segregated funds (Note 11)	(13)	(1)	(6)	(3)
Operating expenses	1,124	989	2,247	1,946
Premium taxes	60	59	121	116
Interest expense	78	89	165	176
Total benefits and expenses	5,726	690	11,636	3,962

Income (loss) before income taxes	589	528	1,139	1,046
Less: Income tax expense (benefit) (Note 9)	134	108	251	193

Total net income (loss) from continuing operations	455	420	888	853
Less: Net income (loss) attributable to participating policyholders	–	(1)	4	(7)

Shareholders’ net income (loss) from continuing operations	455	421	884	860
Less: Preferred shareholders’ dividends	30	30	59	59
Common shareholders’ net income (loss) from continuing operations	$425	$391	$825	$801
Common shareholders’ net income (loss) from discontinued operation (Note 3)	$–	$8	$–	$111
Common shareholders’ net income (loss)	$425	$399	$825	$912

Average exchange rates during the reporting periods:
U.S. dollars	1.09	1.02	1.10	1.02
U.K. pounds	1.83	1.57	1.83	1.57
Earnings (loss) per share (Note 13)
Basic earnings (loss) per share from continuing operations	$0.70	$0.65	$1.35	$1.33
Basic earnings (loss) per share from discontinued operation	$–	$0.01	$–	$0.18
Basic earnings (loss) per share	$0.70	$0.66	$1.35	$1.51

Diluted earnings (loss) per share from continuing operations	$0.69	$0.64	$1.34	$1.32
Diluted earnings (loss) per share from discontinued operation	$–	$0.01	$–	$0.18
Diluted earnings (loss) per share	$0.69	$0.65	$1.34	$1.50

Dividends per common share	$0.36	$0.36	$0.72	$0.72

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	Second Quarter 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Total net income (loss)	$455	$428	$888	$964
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	(242)	362	97	567
Unrealized gains (losses) on net investment hedges	5	(59)	(1)	(88)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	134	(282)	264	(153)
Reclassifications to net income (loss)	(31)	(24)	(70)	(56)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	4	7	6	9
Reclassifications to net income (loss)	(5)	(5)	(10)	(9)
Total items that may be reclassified subsequently to income	(135)	(1)	286	270
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(30)	160	(77)	161
Total items that will not be reclassified subsequently to income	(30)	160	(77)	161
Total other comprehensive income (loss)	(165)	159	209	431
Total comprehensive income (loss)	290	587	1,097	1,395
Less: Participating policyholders’ comprehensive income (loss)	(2)	–	4	(4)
Shareholders’ comprehensive income (loss)	$292	$587	$1,093	$1,399

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$(1)	$2	$–	$(1)
Unrealized gains / losses on available-for-sale assets	(35)	49	(73)	29
Reclassifications to net income for available-for-sale assets	8	(1)	20	(1)
Unrealized gains / losses on cash flow hedges	(1)	(6)	(2)	(10)
Reclassifications to net income for cash flow hedges	1	1	3	3
Total items that may be reclassified subsequently to income	(28)	45	(52)	20
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	10	(71)	30	(67)
Total items that will not be reclassified subsequently to income	10	(71)	30	(67)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(18)	$(26)	$(22)	$(47)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2014	35

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at
(unaudited, in millions of Canadian dollars)	June 30, 2014	December 31, 2013
Assets
Cash, cash equivalents and short-term securities (Note 5)	$5,816	$7,636
Debt securities (Note 5)	61,013	54,813
Equity securities (Note 5)	5,081	5,194
Mortgages and loans	31,274	30,313
Derivative assets	1,276	948
Other invested assets (Note 5)	2,055	1,855
Policy loans	2,788	2,792
Investment properties	6,054	6,092
Invested assets	115,357	109,643
Other assets	3,289	3,270
Reinsurance assets (Note 7)	3,917	3,648
Deferred tax assets	1,167	1,303
Property and equipment	653	658
Intangible assets	856	866
Goodwill	4,014	4,002
Total general fund assets	129,253	123,390
Investments for account of segregated fund holders (Note 11)	82,461	76,141
Total assets	$211,714	$199,531
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)	$94,081	$88,903
Investment contract liabilities (Note 7)	2,729	2,602
Derivative liabilities	779	939
Deferred tax liabilities	99	122
Other liabilities	8,791	8,218
Senior debentures	2,849	2,849
Subordinated debt	2,153	2,403
Total general fund liabilities	111,481	106,036
Insurance contracts for account of segregated fund holders (Note 11)	75,332	69,088
Investment contracts for account of segregated fund holders (Note 11)	7,129	7,053
Total liabilities	$193,942	$182,177
Equity
Issued share capital and contributed surplus	$10,726	$10,902
Retained earnings and accumulated other comprehensive income (loss)	7,046	6,452
Total equity	$17,772	$17,354
Total liabilities and equity	$211,714	$199,531

Exchange rates at the end of the reporting periods:
U.S. dollars	1.07	1.06
U.K. pounds	1.82	1.76

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on August 6, 2014.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

36	Sun Life Financial Inc.	Second Quarter 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2014	June 30, 2013
Shareholders:
Preferred shares
Balance, beginning of period	$2,503	$2,503
Redemption of preferred shares (Note 10)	(246)	–
Balance, end of period	2,257	2,503
Common shares
Balance, beginning of period	8,304	8,008
Stock options exercised	25	46
Issued under dividend reinvestment and share purchase plan (Note 10)	48	131
Balance, end of period	8,377	8,185
Contributed surplus
Balance, beginning of period	95	110
Share-based payments	2	3
Stock options exercised	(5)	(9)
Balance, end of period	92	104
Retained earnings
Balance, beginning of period	5,899	5,817
Net income (loss)	884	971
Redemption of preferred shares (Note 10)	(4)	–
Dividends on common shares	(440)	(434)
Dividends on preferred shares	(59)	(59)
Balance, end of period	6,280	6,295
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	329	604
Unrealized cumulative translation differences, net of hedging activities	110	(464)
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains (losses) on derivatives designated as cash flow hedges	13	13
Cumulative changes in liabilities for defined benefit plans	(32)	(179)
Balance, beginning of period	426	(20)
Total other comprehensive income (loss) for the period	209	428
Balance, end of period	635	408
Total shareholders’ equity, end of period	$17,641	$17,495
Participating policyholders:
Retained earnings
Balance, beginning of period	$126	$131
Net income (loss)	4	(7)
Balance, end of period	130	124
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	1	(3)
Balance, beginning of period	1	(3)
Total other comprehensive income (loss) for the period	–	3
Balance, end of period	1	–
Total participating policyholders’ equity, end of period	$131	$124
Total equity	$17,772	$17,619

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2014	37

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$589	$537	$1,139	$1,209
Add: interest expense related to financing activities	75	86	160	172
Operating items not affecting cash:
Increase (decrease) in contract liabilities	2,500	(3,090)	4,907	(3,407)
(Increase) decrease in reinsurance assets	(279)	(120)	(263)	(181)
Unrealized (gains) losses on investments	(1,641)	3,908	(2,959)	4,365
Other non-cash items	829	132	32	(563)
Operating cash items:
Deferred acquisition costs	(9)	(12)	(21)	(23)
Realized (gains) losses on investments	(205)	(122)	(523)	73
Sales, maturities and repayments of investments	19,066	17,414	39,556	32,427
Purchases of investments	(20,324)	(18,965)	(41,251)	(32,815)
Change in policy loans	(21)	(9)	14	(13)
Income taxes received (paid)	(76)	(71)	(154)	(221)
Mortgage securitization (Note 5)	120	–	213	–
Other cash items	119	(535)	60	(898)
Net cash provided by (used in) operating activities	743	(847)	910	125
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment	(22)	(11)	(31)	(27)
Investment in and transactions with associates and joint ventures	(31)	(288)	(87)	(313)
Dividends received from associates and joint ventures	–	–	–	10
Cash received on sale of discontinued operation	–	–	72	–
Other investing activities	(8)	(11)	(19)	(16)
Net cash provided by (used in) investing activities	(61)	(310)	(65)	(346)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(104)	(2)	(228)	(9)
Issuance of subordinated debt, net of issuance costs (Note 10)	249	–	249	–
Redemption of subordinated debt (Note 10)	–	(350)	(500)	(350)
Redemption of preferred shares (Note 10)	(250)	–	(250)	–
Collateral on senior financing	–	1	–	13
Issuance of common shares on exercise of stock options	5	12	20	37
Dividends paid on common and preferred shares	(221)	(177)	(444)	(355)
Interest expense paid	(92)	(97)	(166)	(149)
Net cash provided by (used in) financing activities	(413)	(613)	(1,319)	(813)
Changes due to fluctuations in exchange rates	(50)	(23)	41	(46)
Increase (decrease) in cash and cash equivalents	219	(1,793)	(433)	(1,080)
Net cash and cash equivalents, beginning of period	2,672	4,544	3,324	3,831
Net cash and cash equivalents, end of period	2,891	2,751	2,891	2,751
Short-term securities, end of period	2,850	4,002	2,850	4,002
Net cash and cash equivalents and short-term securities, end of period (Note 5)	$5,741	$6,753	$5,741	$6,753
Less: Net cash and cash equivalents and short-term securities, classified as held for sale		$1,056		$1,056
Net cash and cash equivalents and short-term securities, continuing operations (Note 5)		$5,697		$5,697

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	Second Quarter 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.    Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2013 Annual Consolidated Financial Statements except as described in Note 2. Our Interim Consolidated Financial Statements should be read in conjunction with our 2013 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.    Changes in Accounting Policies

2.A New and Amended International Financial Reporting Standards Adopted in 2014

We have adopted the following new and amended IFRS in the current year.

In December 2011, amendments to IAS 32 Financial Instruments: Presentation were issued to clarify the existing requirements for offsetting financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21 Levies (“IFRIC 21”) was issued. IFRIC 21 addresses various accounting issues relating to levies imposed by a government. This interpretation is effective for annual periods beginning on or after January 1, 2014. The adoption of IFRIC 21 did not have a material impact on our Interim Consolidated Financial Statements.

In June 2013, Novation of Derivatives and Continuation of Hedge Accounting was issued, which amends IAS 39 Financial Instruments Recognition and Measurement. Under these narrow-scope amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

2.B New and Amended International Financial Reporting Standards Not Yet Adopted

In December 2013, the IASB issued Annual Improvements 2010-2012 Cycle and Annual Improvements 2011-2013 Cycle which includes amendments to seven and four IFRSs, respectively. These amendments provide clarification guidance to IFRS that address unintended consequences, conflicts or oversights. These amendments are effective for annual periods beginning on or after July 1, 2014 or transactions occurring after that date. In the third quarter of 2014, we will adopt these amendments to the extent they affect transactions occurring after July 1, 2014. We do not expect the adoption of these amendments to have a material impact on our Interim Consolidated Financial Statements.

2.C New and Amended International Financial Reporting Standards issued in 2014

The following new and amended IFRS were issued in the current year and will be adopted by us in future years.

In May 2014, Accounting for Acquisitions of Interests in Joint Operations was issued, which amends IFRS 11 Joint Arrangements. These amendments provide guidance on the accounting for an acquisition of an interest in a joint operation when the operation constitutes a business. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In May 2014, Clarification of Acceptable Methods of Depreciation and Amortization was issued, which amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. The amendment clarifies that, in general, revenue based methods of depreciation or amortization of property, plant and equipment and intangible assets should not be used. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2014	39

In May 2014, IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued, which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. IFRS 15 establishes principles about the nature, amount, timing and uncertainty of revenue arising from contracts with customers. The standard requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Insurance and investment contracts are not in scope of this standard. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In July 2014, the final version of IFRS 9 Financial Instruments (“IFRS 9”) was issued, which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. A new model for hedge accounting aligns hedge accounting with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

3.    Acquisition and Held for Sale Classification and Discontinued Operation

3.A Acquisition

On April 12, 2013, in connection with a strategic partnership between Sun Life Assurance and Khazanah Nasional Berhad (“Khazanah”), Sun Life Assurance acquired 49% of each of CIMB Aviva Assurance Berhad, a Malaysian insurance company and CIMB Aviva Takaful Berhad, a Malaysian takaful company (together, “CIMB Aviva”) from Aviva International Holdings Limited and, subsequently, Khazanah acquired 49% of CIMB Aviva from CIMB Group Holdings Berhad (“CIMB Group”). CIMB Group retained a two percent share in CIMB Aviva. The transaction included an exclusive right to distribute insurance products of CIMB Aviva, including takaful products, through CIMB Bank’s network across Malaysia. Sun Life Assurance’s contribution to the transaction was valued at $301. In the third quarter of 2013, the companies acquired were renamed Sun Life Malaysia Assurance Berhad and Sun Life Malaysia Takaful Berhad (together, “Sun Life Malaysia”). Our investment in Sun Life Malaysia is accounted for using the equity method of accounting.

3.B Held for Sale Classification and Discontinued Operation

Effective August 1, 2013, we completed the sale of our U.S. Annuities business and certain of our U.S. life insurance businesses (“the U.S. Annuity Business”) to Delaware Life Holdings, LLC. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.), which included U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The sale included the transfer of certain related operating assets, systems and employees that supported these businesses. The assets and liabilities of the U.S. Annuity Business were separately presented as assets and liabilities classified as held for sale, respectively, in our Consolidated Statements of Financial Position for 2013 prior to the closing of the sale. In the first quarter of 2014, the purchase price adjustment was finalized, which resulted in no change to the loss on sale of $695 recorded in Common shareholders’ net income (loss) from discontinued operation in our 2013 Annual Consolidated Financial Statements.

Discontinued Operation

The results of operations relating to our U.S. Annuity Business in Sun Life Financial United States (“SLF U.S.”) are reflected as a discontinued operation in our Interim Consolidated Statements of Operations.

40	Sun Life Financial Inc.	Second Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Common Shareholders’ Net Income (Loss) from Discontinued Operation

The components of the Common shareholders’ net income (loss) from discontinued operation included in our Interim Consolidated Statements of Operations are as follows:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net premiums	$–	$53	$–	$129
Net investment income (loss)	–	(378)	–	(572)
Fee income	–	147	–	293
Total revenue	–	(178)	–	(150)
Gross claims and benefits paid	–	447	–	869
Changes in insurance/investment contract liabilities and reinsurance assets, net of reinsurance recoveries	–	(736)	–	(1,341)
Net transfer to (from) segregated funds	–	35	–	33
Other expenses	–	67	–	126
Total benefits and expenses	–	(187)	–	(313)
Income (loss) before income taxes	–	9	–	163
Income tax expense (benefit)	–	1	–	52
Total net income (loss) from discontinued operation	–	8	–	111
Shareholders’ net income (loss) from discontinued operation	–	8	–	111
Common shareholders’ net income (loss) from discontinued operation	$–	$8	$–	$111

Cash Flows from Discontinued Operation

The details of the cash flows from the discontinued operation included in our Interim Consolidated Statements of Cash Flows are as follows:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net cash provided by (used in) operating activities	$–	$(242)	$–	$(195)
Net cash provided by (used in) financing activities	–	–	–	(5)
Changes due to fluctuations in exchange rates	–	14	–	23
Increase (decrease) in cash and cash equivalents	$–	$(228)	$–	$(177)

4.    Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to MFS, and by MFS to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Management considers its external clients to be individuals, corporations and other organizations. We are not reliant on any individual client as none are individually significant to our operations.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2014	41

Results by segment for the three months ended June 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2014
Gross premiums:
Annuities	$511	$72	$–	$–	$3	$–	$586
Life insurance	883	640	–	183	25	–	1,731
Health insurance	965	470	–	4	2	–	1,441
Total gross premiums	2,359	1,182	–	187	30	–	3,758
Less: ceded premiums	1,244	128	–	8	6	–	1,386
Net investment income (loss)	1,569	800	3	261	219	(14)	2,838
Fee income	221	45	756	56	44	(17)	1,105
Total revenue	2,905	1,899	759	496	287	(31)	6,315
Less:
Total benefits and expenses	2,691	1,762	572	449	283	(31)	5,726
Income tax expense (benefit)	26	36	86	10	(24)	–	134
Total net income (loss) from continuing operations	$188	$101	$101	$37	$28	$–	$455
Total net income (loss) from discontinued operation (Note 3)	$–	$–	$–	$–	$–	$–	$–
2013
Gross premiums:
Annuities	$525	$131	$–	$–	$62	$–	$718
Life insurance	832	615	–	187	23	–	1,657
Health insurance	927	402	–	3	2	–	1,334
Total gross premiums	2,284	1,148	–	190	87	–	3,709
Less: ceded premiums	1,207	114	–	8	6	–	1,335
Net investment income (loss)	(928)	(512)	(5)	(323)	(266)	(14)	(2,048)
Fee income	196	40	590	45	35	(14)	892
Total revenue	345	562	585	(96)	(150)	(28)	1,218
Less:
Total benefits and expenses	65	431	462	(153)	(87)	(28)	690
Income tax expense (benefit)	62	12	61	11	(38)	–	108
Total net income (loss) from continuing operations	$218	$119	$62	$46	$(25)	$–	$420
Total net income (loss) from discontinued operation (Note 3)	$–	$28	$–	$–	$(20)	$–	$8

42	Sun Life Financial Inc.	Second Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the six months ended June 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2014
Gross premiums:
Annuities	$884	$138	$–	$–	$12	$–	$1,034
Life insurance	1,750	1,268	–	369	52	–	3,439
Health insurance	1,959	952	–	7	5	–	2,923
Total gross premiums	4,593	2,358	–	376	69	–	7,396
Less: ceded premiums	2,518	249	–	16	13	–	2,796
Net investment income (loss)	3,345	1,761	1	442	483	(28)	6,004
Fee income	437	88	1,484	107	86	(31)	2,171
Total revenue	5,857	3,958	1,485	909	625	(59)	12,775
Less:
Total benefits and expenses	5,370	3,711	1,124	819	671	(59)	11,636
Income tax expense (benefit)	54	67	164	21	(55)	–	251
Total net income (loss) from continuing operations	$433	$180	$197	$69	$9	$–	$888
Total net income (loss) from discontinued operation (Note 3)	$–	$–	$–	$–	$–	$–	$–
2013
Gross premiums:
Annuities	$819	$256	$–	$–	$119	$–	$1,194
Life insurance	1,639	1,157	–	358	50	–	3,204
Health insurance	1,905	804	–	5	5	–	2,719
Total gross premiums	4,363	2,217	–	363	174	–	7,117
Less: ceded premiums	2,452	225	–	21	12	–	2,710
Net investment income (loss)	(456)	(511)	(5)	5	(141)	(27)	(1,135)
Fee income	389	76	1,143	85	70	(27)	1,736
Total revenue	1,844	1,557	1,138	432	91	(54)	5,008
Less:
Total benefits and expenses	1,241	1,365	912	315	183	(54)	3,962
Income tax expense (benefit)	115	7	115	20	(64)	–	193
Total net income (loss) from continuing operations	$488	$185	$111	$97	$(28)	$–	$853
Total net income (loss) from discontinued operation (Note 3)	$–	$143	$–	$–	$(32)	$–	$111

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2014	43

5.    Total Invested Assets and Related Net Investment Income

5.A Asset Classification

The carrying values of our debt securities, equity securities and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
June 30, 2014
Debt securities	$48,438	$12,575	$–	$61,013
Equity securities	$4,225	$856	$–	$5,081
Other invested assets	$1,115	$112	$828	$2,055

December 31, 2013
Debt securities	$43,662	$11,151	$–	$54,813
Equity securities	$4,342	$852	$–	$5,194
Other invested assets	$1,034	$105	$716	$1,855

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

5.B Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded to net income consists of the following:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Cash, cash equivalents and short-term securities	$(2)	$1	$4	$2
Debt securities	959	(2,345)	2,418	(2,447)
Equity securities	174	(130)	330	(4)
Derivative investments	647	(916)	554	(1,339)
Other invested assets	–	7	31	31
Investment properties	36	27	97	53
Total change in fair value through profit or loss assets and liabilities	$1,814	$(3,356)	$3,434	$(3,704)

5.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $1 and $15 during the three and six months ended June 30, 2014, respectively ($2 and $8 for the three and six months ended June 30, 2013).

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2014	December 31, 2013	June 30, 2013
Cash	$962	$1,374	$1,190
Cash equivalents	2,004	1,996	1,752
Short-term securities	2,850	4,266	3,148
Cash, cash equivalents and short-term securities	5,816	7,636	6,090
Less: Bank overdraft, recorded in Other liabilities	75	46	393
Net cash, cash equivalents and short-term securities	$5,741	$7,590	$5,697

5.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing

44	Sun Life Financial Inc.	Second Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) Program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to pre-payment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Interim Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Interim Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate the reinvestment risk using interest rate swaps.

The carrying value and fair value of the securitized mortgages as at June 30, 2014 are $270 and $277, respectively ($55 and $55 as at December 31, 2013). The carrying value and fair value of the associated liabilities as at June 30, 2014 are $268 and $275, respectively ($55 and $55 as at December 31, 2013).

5.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities and valuation processes for Level 3 assets can be found in Note 5 of our 2013 Annual Consolidated Financial Statements.

5.F.i Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over-the-counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at June 30, 2014	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$4,718	$1,098	$–	$5,816
Debt securities – fair value through profit or loss	1,096	46,592	750	48,438
Debt securities – available-for-sale	289	12,089	197	12,575
Equity securities – fair value through profit or loss	3,290	812	123	4,225
Equity securities – available-for-sale	732	124	–	856
Derivative assets	10	1,266	–	1,276
Other invested assets	509	28	690	1,227
Investment properties	–	–	6,054	6,054
Total invested assets	$10,644	$62,009	$7,814	$80,467
Investments for account of segregated fund holders	$27,429	$54,489	$543	$82,461
Total assets measured at fair value	$38,073	$116,498	$8,357	$162,928
Liabilities
Investment contract liabilities	$–	$12	$7	$19
Derivative liabilities	3	776	–	779
Total liabilities measured at fair value	$3	$788	$7	$798

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2014	45

Debt securities – fair value through profit or loss consist of the following:

As at June 30, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,874	$–	$1,874
Canadian provincial and municipal government	–	9,332	53	9,385
U.S. government and agency	1,096	23	41	1,160
Other foreign government	–	4,745	70	4,815
Corporate	–	28,212	464	28,676
Asset-backed securities:
Commercial mortgage-backed securities	–	1,293	1	1,294
Residential mortgage-backed securities	–	574	–	574
Collateralized debt obligations	–	25	62	87
Other	–	514	59	573
Total debt securities – fair value through profit or loss	$1,096	$46,592	$750	$48,438

Debt securities – available-for-sale consist of the following:

As at June 30, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,660	$–	$1,660
Canadian provincial and municipal government	–	813	–	813
U.S. government and agency	289	54	–	343
Other foreign government	–	514	1	515
Corporate	–	7,693	95	7,788
Asset-backed securities:
Commercial mortgage-backed securities	–	796	4	800
Residential mortgage-backed securities	–	284	–	284
Collateralized debt obligations	–	–	29	29
Other	–	275	68	343
Total debt securities – available-for-sale	$289	$12,089	$197	$12,575

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$6,189	$1,447	$–	$7,636
Debt securities – fair value through profit or loss	980	41,665	1,017	43,662
Debt securities – available-for-sale	364	10,480	307	11,151
Equity securities – fair value through profit or loss	3,117	1,110	115	4,342
Equity securities – available-for-sale	756	96	–	852
Derivative assets	13	935	–	948
Other invested assets	480	41	618	1,139
Investment properties	–	–	6,092	6,092
Total invested assets	$11,899	$55,774	$8,149	$75,822
Investments for account of segregated fund holders	$26,865	$48,794	$482	$76,141
Total assets measured at fair value	$38,764	$104,568	$8,631	$151,963
Liabilities
Investment contract liabilities	$–	$11	$7	$18
Derivative liabilities	10	929	–	939
Total liabilities measured at fair value	$10	$940	$7	$957

46	Sun Life Financial Inc.	Second Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,873	$1	$1,874
Canadian provincial and municipal government	–	8,448	40	8,488
U.S. government and agency	980	59	9	1,048
Other foreign government	–	4,476	65	4,541
Corporate	–	24,511	779	25,290
Asset-backed securities:
Commercial mortgage-backed securities	–	1,214	6	1,220
Residential mortgage-backed securities	–	521	3	524
Collateralized debt obligations	–	25	71	96
Other	–	538	43	581
Total debt securities – fair value through profit or loss	$980	$41,665	$1,017	$43,662

Debt securities – available-for-sale consist of the following:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$997	$–	$997
Canadian provincial and municipal government	–	534	–	534
U.S. government and agency	364	50	–	414
Other foreign government	–	477	–	477
Corporate	–	7,322	243	7,565
Asset-backed securities:
Commercial mortgage-backed securities	–	549	22	571
Residential mortgage-backed securities	–	252	–	252
Collateralized debt obligations	–	–	2	2
Other	–	299	40	339
Total debt securities – available-for-sale	$364	$10,480	$307	$11,151

There were no significant transfers between Level 1 and Level 2 for the three and six months ended June 30, 2014 and June 30, 2013.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2014	47

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended June 30, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,189	$(4)	$–	$98	$(14)	$(19)	$64	$(550)	$(14)	$750	$(3)
Debt securities – available-for-sale	309	–	2	32	(8)	(22)	–	(110)	(6)	197	2
Equity securities – fair value through profit or loss	119	6	–	–	–	–	–	–	(2)	123	6
Derivative assets	–	–	–	–	–	–	–	–	–	–	–
Other invested assets	679	(16)	3	46	(20)	–	–	–	(2)	690	(16)
Investment properties	6,104	28	–	49	(73)	–	–	–	(54)	6,054	31
Total invested assets	$8,400	$14	$5	$225	$(115)	$(41)	$64	$(660)	$(78)	$7,814	$20
Investments for account of segregated fund holders	520	9	–	28	(10)	–	–	–	(4)	543	14
Total assets measured at fair value	$8,920	$23	$5	$253	$ (125)	$ (41)	$64	$ (660)	$ (82)	$8,357	$34
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$–	7	$–
Derivative liabilities	–	–	–	–	–	–	–	–	–	–	–
Total liabilities measured at fair value	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–

(1)	Included in Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

48	Sun Life Financial Inc.	Second Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the six months ended June 30, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,017	$–	$–	$295	$(30)	$(26)	$69	$(581)	$6	$750	$(4)
Debt securities – available-for-sale	307	(1)	6	152	(99)	(25)	–	(144)	1	197	6
Equity securities – fair value through profit or loss	115	8	–	–	–	–	–	–	–	123	7
Derivative assets	–	–	–	–	–	–	–	–	–	–	–
Other invested assets	618	14	5	90	(39)	–	–	–	2	690	15
Investment properties	6,092	68	–	89	(207)	–	–	–	12	6,054	92
Total invested assets	$8,149	$89	$11	$626	$(375)	$(51)	$69	$(725)	$21	$7,814	$116
Investments for account of segregated fund holders	482	17	–	49	(17)	–	–	(2)	14	543	22
Total assets measured at fair value	$8,631	$106	$11	$675	$(392)	$(51)	$69	$(727)	$35	$8,357	$138
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–
Derivative liabilities	–	–	–	–	–	–	–	–	–	–	–
Total liabilities measured at fair value	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–

(1)	Included in Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2014	49

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended June 30, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities –fair value through profit or loss	$1,071	$(36)	$–	$343	$(26)	$(34)	$109	$(31)	$25	$1,421	$(17)
Debt securities – available-for-sale	56	(13)	(2)	73	(1)	(1)	48	–	4	164	(1)
Equity securities –fair value through profit or loss	113	6	–	–	–	–	–	–	3	122	7
Derivative assets	7	–	–	–	–	–	–	–	–	7	–
Other invested assets	560	12	9	50	(23)	–	–	–	2	610	21
Investment properties	6,026	20	–	75	(54)	–	–	–	51	6,118	36
Total invested assets	$7,833	$(11)	$7	$541	$(104)	$(35)	$157	$(31)	$85	$8,442	$46
Investments for account of segregated fund holders	438	6	–	7	(9)	–	2	–	10	454	7
Total assets measured at fair value	$8,271	$(5)	$7	$548	$(113)	$(35)	$159	$(31)	$95	$8,896	$53
Liabilities(5)
Investment contract liabilities	$6	$–	$–	$–	$–	$–	$–	$–	$–	$6	$–
Derivative liabilities	12	(2)	–	–	–	–	–	–	–	10	–
Total liabilities measured at fair value	$18	$(2)	$–	$–	$–	$–	$–	$–	$–	$16	$–

(1)	Included in Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

50	Sun Life Financial Inc.	Second Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the six months ended June 30, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,141	$(17)	$–	$351	$(27)	$(37)	$74	$(71)	$7	$1,421	$(17)
Debt securities – available-for-sale	123	1	(2)	73	(3)	(12)	–	(20)	4	164	(1)
Equity securities – fair value through profit or loss	110	7	–	–	–	–	–	–	5	122	11
Derivative assets	7	–	–	–	–	–	–	–	–	7	–
Other invested assets	547	20	7	73	(39)	–	–	–	2	610	20
Investment properties	5,942	36	–	152	(93)	–	–	–	81	6,118	63
Total invested assets	$7,870	$47	$5	$649	$(162)	$(49)	$74	$(91)	$99	$8,442	$76
Investments for account of segregated fund holders	427	13	–	24	(10)	(1)	4	(2)	(1)	454	13
Total assets measured at fair value	$8,297	$60	$5	$673	$(172)	$(50)	$78	$(93)	$98	$8,896	$89
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$(1)	$6	$–
Derivative liabilities	16	(6)	–	–	–	–	–	–	–	10	–
Total liabilities measured at fair value	$23	$(6)	$–	$–	$–	$–	$–	$–	$(1)	$16	$–

(1)	Included in Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

6.    Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2013 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2014. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2014	51

7.    Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

	For the three months ended June 30, 2014			For the six months ended June 30, 2014
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, before Other policy liabilities and assets, beginning of period	$87,079	$3,470	$83,609	$83,426	$3,414	$80,012
Change in balances on in-force policies	1,948	141	1,807	3,632	64	3,568
Balances arising from new policies	431	24	407	1,022	47	975
Method and assumption changes	(11)	1	(12)	(57)	1	(58)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,368	166	2,202	4,597	112	4,485
Foreign exchange rate movements	(1,056)	(101)	(955)	368	9	359
Balances before Other policy liabilities and assets, end of period	88,391	3,535	84,856	88,391	3,535	84,856
Other policy liabilities and assets	5,690	382	5,308	5,690	382	5,308
Balances, end of period	$94,081	$3,917	$90,164	$94,081	$3,917	$90,164

	For the three months ended June 30, 2013			For the six months ended June 30, 2013
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, before Other policy liabilities and assets, beginning of period	$82,774	$3,145	$79,629	$82,201	$2,984	$79,217
Change in balances on in-force policies	(3,135)	46	(3,181)	(3,426)	131	(3,557)
Balances arising from new policies	574	25	549	1,105	48	1,057
Method and assumption changes	6	5	1	(12)	4	(16)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(2,555)	76	(2,631)	(2,333)	183	(2,516)
Foreign exchange rate movements	998	85	913	1,349	139	1,210
Balances before Other policy liabilities and assets, end of period	81,217	3,306	77,911	81,217	3,306	77,911
Other policy liabilities and assets	5,320	270	5,050	5,320	270	5,050
Balances, end of period	$86,537	$3,576	$82,961	$86,537	$3,576	$82,961

52	Sun Life Financial Inc.	Second Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended June 30, 2014		For the six months ended June 30, 2014
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$18	$2,089	$18	$2,000
Deposits	–	88	–	264
Interest	–	11	–	21
Withdrawals	–	(104)	–	(208)
Fees	–	(1)	–	(2)
Change in fair value	1	–	1	–
Other	1	6	1	12
Foreign exchange rate movements	(1)	(1)	(1)	1
Balances, end of period	$19	$2,088	$19	$2,088

	For the three months ended June 30, 2013		For the six months ended June 30, 2013
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$17	$1,830	$35	$1,772
Deposits	–	142	–	281
Interest	–	10	–	17
Withdrawals	–	(88)	(14)	(181)
Fees	–	(1)	–	(2)
Other	–	5	(4)	10
Foreign exchange rate movements	–	1	–	2
Balances, end of period	$17	$1,899	$17	$1,899

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Balances, beginning of period	$628	$511	$584	$496
Change in liabilities on in-force policies	10	(21)	13	(29)
Liabilities arising from new policies	3	27	21	44
Increase (decrease) in liabilities	13	6	34	15
Foreign exchange rate movements	(19)	20	4	26
Balances, end of period	$622	$537	$622	$537

7.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Maturities and surrenders	$699	$726	$1,488	$1,422
Annuity payments	320	287	632	569
Death and disability benefits	808	746	1,609	1,482
Health benefits	1,036	960	2,055	1,912
Policyholder dividends and interest on claims and deposits	273	328	555	573
Total gross claims and benefits paid	$3,136	$3,047	$6,339	$5,958

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2014	53

8.    Reinsurance

Reinsurance (expenses) recoveries are comprised of the following:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Recovered claims and benefits	$1,167	$1,179	$2,318	$2,241
Commissions	14	12	26	24
Reserve adjustments	41	(31)	77	32
Operating expenses and other	129	125	255	246
Reinsurance (expenses) recoveries	$1,351	$1,285	$2,676	$2,543

9.    Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the six months ended
	June 30, 2014		June 30, 2013		June 30, 2014		June 30, 2013
		%		%		%		%
Total net income (loss)	$455		$420		$888		$853
Add: Income tax expense (benefit)	134		108		251		193
Total net income (loss) before income taxes	$589		$528		$1,139		$1,046
Taxes at the combined Canadian federal and provincial statutory income tax rate	$156	26.5	$140	26.5	$302	26.5	$277	26.5

Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	15	2.5	(14)	(2.7)	40	3.5	(28)	(2.7)
Tax (benefit) cost of unrecognized tax losses	1	0.2	1	0.2	2	0.2	1	0.1
Tax-exempt investment income	(32)	(5.4)	(12)	(2.3)	(77)	(6.8)	(51)	(4.9)
Adjustments in respect of prior periods, including resolution of tax disputes	(7)	(1.2)	(5)	(0.9)	(17)	(1.5)	(1)	(0.1)
Other	1	0.2	(2)	(0.3)	1	0.1	(5)	(0.4)
Total tax expense (benefit) and effective income tax rate	$134	22.8	$108	20.5	$251	22	$193	18.5

Our statutory income tax rate in Canada is 26.5% (26.5% in 2013). Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. These differences are reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Higher (lower) effective rates on income subject to taxation in foreign jurisdictions for the three and six months ended June 30, 2014 reflects the impact of higher earnings in higher tax rate jurisdictions, predominantly in the U.S. The benefit reported in the comparative periods in 2013 resulted from higher earnings in lower tax rate jurisdictions.

The benefit of lower taxes on investment income reported for the three and six months ended June 30, 2014 amounted to $32 and $77, respectively ($12 and $51 for the three and six months ended June 30, 2013) and reflects the impact of higher tax-exempt investment income in 2014, compared to 2013.

Adjustments in respect of prior periods, including resolution of tax disputes for the three and six months ended June 30, 2014, reflects a number of adjustments in various tax jurisdictions in relation to final settlement and closure of taxation years, finalization of prior years’ income tax returns and successful resolution of tax audits.

54	Sun Life Financial Inc.	Second Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.    Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital and how it is managed are included in Note 22 of our 2013 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at June 30, 2014 was above the minimum levels that would require any regulatory or corrective action. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at June 30, 2014. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2014.

As of January 1, 2013, Sun Life Assurance elected the phase-in of the impact on available capital of adopting the revisions to IAS 19 Employee Benefits relating to cumulative changes in liabilities for defined benefit plans, as per OSFI’s 2013 MCCSR Guideline. Sun Life Assurance is phasing in a reduction of approximately $155 to its available capital over eight quarters, ending in the fourth quarter of 2014.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital.

10.B Significant Capital Transactions

10.B.i Subordinated Debt

On March 31, 2014, SLF Inc. redeemed all of the outstanding $500 principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019, at a redemption price equal to the principal amount together with accrued and unpaid interest.

On May 13, 2014, SLF Inc. issued $250 principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024 (the “Debentures”). The net proceeds of $249 were used for general corporate purposes. The Debentures bear interest at a fixed rate of 2.77% per annum payable in equal semi-annual instalments to, but excluding May 13, 2019, and, from May 13, 2019 to but excluding the maturity date, May 13, 2024, at a variable rate equal to the Canadian Dealer Offered Rate plus 0.75% per annum payable in quarterly instalments. At SLF Inc.’s option, and subject to prior approval of OSFI, SLF Inc. may redeem the Debentures, in whole or in part, on or after May 13, 2019 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Debentures are direct, unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. The Debentures qualify as capital for Canadian regulatory purposes.

10.B.ii Preferred Shares

On June 30, 2014, SLF Inc. redeemed all of its $250 Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R at a redemption price of $25.00 per share, together with all declared and unpaid dividends. At redemption, we recorded $246 to Preferred shares and $4 to Retained earnings in our Interim Consolidated Statement of Changes in Equity.

10.B.iii Dividend Reinvestment and Share Purchase Plan

In the first two quarters of 2014, under the Dividend Reinvestment and Share Purchase Plan, SLF Inc. issued 1.2 million common shares from treasury with no discount for dividend reinvestments (4.6 million common shares in the first two quarters of 2013 were issued at a discount of 2% to the average market price). SLF Inc. also issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2014	55

11.    Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	June 30, 2014	December 31, 2013
Segregated and mutual fund units	$67,601	$61,967
Equity securities	10,261	10,063
Debt securities	3,637	3,219
Cash, cash equivalents and short term securities	696	711
Investment properties	350	313
Mortgages	16	16
Other assets	145	107
Total assets	$82,706	$76,396
Less: Liabilities arising from investing activities	$245	$255
Total investments for account of segregated fund holders	$82,461	$76,141

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Balances, beginning of period	$72,847	$61,815	$7,207	$6,133
Additions to segregated funds:
Deposits	2,582	2,137	29	32
Net transfers (to) from general funds	(13)	(1)	–	–
Net realized and unrealized gains (losses)	1,905	(207)	54	(94)
Other investment income	230	219	61	64
Total additions	$4,704	$2,148	$144	$2
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	1,848	1,786	114	129
Management fees	188	174	22	18
Taxes and other expenses	34	18	2	3
Foreign exchange rate movements	149	(235)	84	(203)
Total deductions	$2,219	$1,743	$222	$(53)
Net additions (deductions)	$2,485	$405	$(78)	$55
Balances, end of period	$75,332	$62,220	$7,129	$6,188

56	Sun Life Financial Inc.	Second Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	Insurance contracts		Investment contracts
For the six months ended	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Balances, beginning of period	$69,088	$59,025	$7,053	$5,962
Additions to segregated funds:
Deposits	5,123	4,262	64	64
Net transfers (to) from general funds	(6)	(3)	–	–
Net realized and unrealized gains (losses)	4,563	2,740	(57)	357
Other investment income	419	354	112	100
Total additions	$10,099	$7,353	$119	$521
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	3,673	3,847	237	254
Management fees	370	338	44	33
Taxes and other expenses	61	58	4	8
Foreign exchange rate movements	(249)	(85)	(242)	–
Total deductions	$3,855	$4,158	$43	$295
Net additions (deductions)	$6,244	$3,195	$76	$226
Balances, end of period	$75,332	$62,220	$7,129	$6,188

12.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2014
Revenue	$166	$5,479	$1,255	$(585)	$6,315
Shareholders’ net income (loss) from continuing operations	$455	$349	$10	$(359)	$455
Shareholders’ net income (loss) from discontinued operation	$–	$–	$–	$–	$–

June 30, 2013
Revenue	$30	$586	$644	$(42)	$1,218
Shareholders’ net income (loss) from continuing operations	$429	$318	$149	$(475)	$421
Shareholders’ net income (loss) from discontinued operation	$–	$–	$20	$(12)	$8

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2014	57

Results for the six months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2014
Revenue	$160	$11,152	$2,538	$(1,075)	$12,775
Shareholders’ net income (loss) from continuing operations	$884	$719	$154	$(873)	$884
Shareholders’ net income (loss) from discontinued operation	$–	$–	$–	$–	$–

June 30, 2013
Revenue	$138	$2,440	$2,656	$(226)	$5,008
Shareholders’ net income (loss) from continuing operations	$971	$716	$140	$(967)	$860
Shareholders’ net income (loss) from discontinued operation	$–	$–	$134	$(23)	$111

Assets as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2014
Invested assets	$20,361	$107,328	$6,496	$(18,828)	$115,357
Total other general fund assets	$7,002	$15,576	$18,089	$(26,771)	$13,896
Investments for account of segregated fund holders	$–	$82,417	$44	$–	$82,461
Insurance contract liabilities	$–	$94,322	$4,554	$(4,795)	$94,081
Investment contract liabilities	$–	$2,729	$–	$–	$2,729
Total other general fund liabilities	$9,706	$12,540	$17,199	$(24,774)	$14,671

December 31, 2013
Invested assets	$20,187	$101,221	$6,163	$(17,928)	$109,643
Total other general fund assets	$7,018	$14,609	$17,773	$(25,653)	$13,747
Investments for account of segregated fund holders	$–	$76,096	$45	$–	$76,141
Insurance contract liabilities	$–	$89,128	$3,921	$(4,146)	$88,903
Investment contract liabilities	$–	$2,602	$–	$–	$2,602
Total other general fund liabilities	$9,964	$11,204	$17,382	$(24,019)	$14,531

58	Sun Life Financial Inc.	Second Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13.    Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share (“EPS”) computations are as follows:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Basic EPS:
Common shareholders’ net income (loss) from continuing operations	$425	$391	$825	$801
Common shareholders’ net income (loss) from discontinued operation	$–	$8	$–	$111
Weighted average number of common shares outstanding (in millions)	611	603	610	602
Basic EPS:
Continuing operations	$0.70	$0.65	$1.35	$1.33
Discontinued operation	$–	$0.01	$–	$0.18
Total	$0.70	$0.66	$1.35	$1.51
Diluted EPS:
Common shareholders’ net income (loss) from continuing operations	$425	$391	$825	$801
Add: increase in income due to convertible instruments(1)	$2	$2	$5	$5
Common shareholders’ net income (loss) from continuing operations on a diluted basis	$427	$393	$830	$806
Common shareholders’ net income (loss) from discontinued operation	$–	$8	$–	$111
Weighted average number of common shares outstanding (in millions)	611	603	610	602
Add: dilutive impact of stock options(2) (in millions)	2	1	2	1
Add: dilutive impact of convertible securities(1) (in millions)	5	8	6	8
Weighted average number of common shares outstanding on a diluted basis (in millions)	618	612	618	611
Diluted EPS:
Continuing operations	$0.69	$0.64	$1.34	$1.32
Discontinued operation	$–	$0.01	$–	$0.18
Total	$0.69	$0.65	$1.34	$1.50

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive amounted to 3 million for the three months and six months ended June 30, 2014 (7 million for the three and six months ended June 30, 2013).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2014	59